March 26, 2021

Via Edgar

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TradeUP Acquisition Corp.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on February 19, 2021
File No. 333-253322

Dear Ms. Barberena-Meissner:

This letter is in response to the letter dated March 18, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to TradeUP Acquisition Corp. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1 (the “Registration Statement”) is being filed to accompany this letter.

Registration Statement on Form S-1 filed February 19, 2021

The Offering

Manner of conducting redemptions, page 24

1. We note your disclosure on page 26 that each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction. Please revise to disclose whether stockholders will be allowed to redeem their shares if they do not vote or if they abstain from voting.

In response to the Staff’s comments, we revised the disclosure on pages 26, 88, 98 and 116 of the Registration Statement to clarify that each public shareholder may elect to redeem its public shares irrespective of whether they vote, do not vote or abstain, and if they do vote, irrespective of whether they vote for or against the proposed transaction, and irrespective of whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

Related Party Transactions, page 76

2. You indicate that "We have engaged the underwriters including US Tiger as advisors in connection with our business combination...." At page 84, however, you state "In no event will our founders or any of our existing officers, directors or advisors, or any entity with which they are affiliated, be paid any finder’s fee, consulting fee, advisory fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our initial business combination...." In light of US Tiger's affiliation with your founder, please reconcile these statements.

In response to the Staff comments, we revised the disclosure on pages 30, 84 and 106 of the Registration Statement to disclose our payment of the Business Combination Fee to US Tiger, an affiliate of our founder Tradeup INC., in connection with our business combination.

Principal Stockholders, page 110

3. Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by Tradeup Inc. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff comments, we revised the disclosure on page 110 of the Registration Statement to disclose that Mr. Xin Song has sole voting and investment discretion/deposition rights with respect to the common stock held by Tradeup INC.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4. Please amend your registration statement to have your auditor remove the language in the fourth paragraph which states “and in accordance with auditing standards generally accepted in the United States of America.” Please refer to PCAOB Auditing Standard 3101.

In response to the Staff comments, our auditor Friedman LLP revised the statement on page F-2 of the Registration Statement to state that “[w]e conducted our audit in accordance with the standards of the PCAOB.”

General

5. As it appears that US Tiger Securities, Inc. may be affiliated with the company through Tradeup Inc., please tell us whether it intends to make a market in any of your securities. If so, please amend the filing to register the market-making activities of US Tiger Securities, Inc., including the footnote to the fee table and alternate pages for the market-making prospectus.

In response to the Staff comments, we are informed by the underwriters that US Tiger Securities, Inc. will not make a market but R.F. Lafferty & Co., Inc. will make a market in any of our securities.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

Very truly yours,

By:	/s/ Jianwei Li
Jianwei Li Chairman and Co-Chief Executive Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC